United States securities and exchange commission logo





                             September 22, 2020

       John Evans
       Chief Executive Officer
       Beam Therapeutics Inc.
       26 Landsdowne Street
       Cambridge, MA 02139

                                                        Re: Beam Therapeutics
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed September 18,
2020
                                                            CIK No. 0001745999

       Dear Mr. Evans:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Marc A. Rubenstein,
Esq.